SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2023

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Six Month and Three Month Periods Ended June 30, 2023
On August 23, 2023, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the six-month and three-month periods ended June 30, 2023 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2023 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2023, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, statements relating to OPC’s and CPV’s construction and development projects including expected start of construction and completion date, estimated investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), estimated construction cost, expected savings and statements with respect to CPV’s development pipeline and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, including with respect to projects in Israel, statements with respect to the construction and operation of facilities for generation of energy on the consumers’ premises and arrangements for supply and sale of energy to consumers, the OPC Sorek 2 Ltd. project and the tender by the Israel Land Authority in which OPC was the winning bidder, and with respect to projects in the U.S., statements relating to the Backbone, Mountain Wind and Maple Hill projects, statements with respect to the expected financial results of new plants and projects including Tzomet and the Backbone and Mountain Wind projects, and statements with respect to industry and potential regulatory developments in Israel and the U.S., the impact of seasonality and seasonal tariffs, the Electricity Authority tariffs, including the expected impact of the updated tariffs implemented in 2023 on OPC’s profits, the allocation of fair value of assets for acquisitions and projects (e.g. GAT and the Mountain Wind project), and other non-historical statements. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions, including dispositions or acquisitions, as planned (including as to the actual cost and characteristics of projects and other transactions) or at all, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, risks relating to changes to the updated Electricity Authority tariffs and the potential impact on OPC’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Report of the Board of Directors for the Six-Month and Three-Month Periods ended June 30, 2023, as published on August 23, 2023 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at June 30, 2023, as published on August 23, 2023 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: August 23, 2023	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer